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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

                                  *  *  *  *

The following publication was distributed to CBOT members on January 17, 2001.

The Board of Directors of the Chicago Board of Trade at its regular meeting on Tuesday, January 16, 2001 took the actions summarized below.

                                    *  *  *

Adopted Resolutions necessary to proceed with submission of the Registration Statement (Form S-4) to the SEC in connection with the CBOTr restructuring initiative. The Registration Statement will be available publicly after it is filed with the SEC. It is anticipated that this filing will be made shortly. The Board's vote in adopting these Resolutions was 13 "Aye" and 1 "Nay", recorded as follows:

Director  Cahnman       Aye             Director   McMillin      Aye
          Cashman       Nay                        Niciforo      Aye
          Cermak        Aye                        Thompson      Aye
          Corvino       Aye                        Wallace       Aye
          Curley        Aye                        Walter        Aye
          Kurzydlo      Aye                        Weems         Aye
          Levin         Aye

                                                   Vice Chairman
                                                   Carey         Aye


The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring, referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's website at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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                                   - MORE -

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Based on recommendations from the Executive Committee and the Options Market
Task Force, took the following actions with respect to trading in the electronic (a/c/e) environment:

-   Adopted the following revised interpretations:

        - Pre-execution discussions within the same firm (either between a branch or proprietary desk) are prohibited.

        - Pre-execution discussions that are not between participants of the same firm are allowed provided the requisite time parameters of 5 seconds for futures and 15 seconds for options are followed. However, members/member firms must utilize the Cross Request functionality.

        - If a member firm receives two independent customer orders on opposing sides of the market, such orders can be immediately entered into the system without the 5 or 15 second delay because pre-execution discussions within the same firm would not be allowed and the orders should have the ability to be immediately entered into the a/c/e system.

- Revised Regulation 9B.16 to prohibit member firms and member firm terminal operators from trading opposite their customer orders in the electronic environment.

Further details will be forthcoming.

The Board approved the foregoing actions unanimously.

                                    *  *  *

Reviewed a member request, submitted in petition form, which proposed the adoption of the following rule (or a rule in such language that accomplishes the clear intent of the following):

    "The Board shall submit to a member vote any proposal scheduled to become effective after 1/1/2001 to trade spreads involving any Exchange product on an electronic trading system upon the written request of at least fifty (50) members entitled to trade such products."


                                   - MORE -

                                                                        01/16/01

The petitioners further requested that the implementation of trading of 1/4 tick financial spreads on the a/c/e platform be postponed until such time as this petition (and any subsequent petitions concerning this matter should such be necessary) is (are) disposed of, and should such a rule be approved, until such election called for in the rule occurs.

This request was submitted on December 12, 2000 and bears 31 validated Full Member signatures and 46 validated Associate Member signatures.

The Board disapproved this request for the reasons summarized below.

The proposal is inconsistent with the concept of maintaining fair and equal competition between the CBOTr's open outcry and electronic markets. Quarter tick financial futures calendar spreads have been traded by open outcry since 1998. These spreads also should be available on a/c/e for market participants who choose to use them. (A more pertinent issue is the extent to which the Exchange's current pricing structure remains appropriate on a comparative basis for the open outcry and electronic environments. A special Task Force already is being formed to address this specific issue.)

                                    *  *  *

Approved initial appointments to the following Exchange committees for 2001:

-       Audit                                   -       Floor Governors
-       Finance                                 -       Hearing
-       Human Resources                         -       Hearing Executive
-       Regulatory Compliance                   -       Membership
-       Appellate                               -       Subcommittee on Trading
-       Arbitration                                     Floor Efficiency
-       Arbitration Executive                   -       Floor Members
-       Business Conduct                        -       Lessors
-       Financial Compliance                    -       CBOT/CBOE Joint
-       Floor Conduct                                   Advisory

A list of 2001 Committee appointments to date is available from the Secretary's Office.

                                    *  *  *

Extended, through September 29, 2002, the following temporary Floor trading privileges:

- IDEMs in Silver futures and options;
- AMs in Silver futures.

                                     # # #

                                                                        01/16/01




                                  *  *  *  *

The following letter was sent to the Chicago Board Options Exchange on January 17, 2001.

                                              January 17, 2001



Mr. William Brodsky, Chairman
Mr. Mark Duffy, Vice Chairman
Chicago Board Options Exchange
LaSalle at Van Buren
Chicago, IL 60605

Dear Bill and Mark:

Attached, as promised, is a copy of a statement we are distributing to the floor and the press today. As you can see, we highlight the "core rights" measures because we regard them as being crucial to our members. As we discussed, we have also amended our proposal to ensure that a member-elected chairman will continue to serve on the Board of Directors. Additionally, I will recommend at our next Board meeting that we designate the Executive Committee of CBOT, Inc. as the Board of Directors of e-cbot, our wholly-owned electronic subsidiary. Finally, the exerciser right dispute with CBOE is expressly enumerated as a factor our Board must consider in making a final determination to proceed with the restructuring transactions, even after member approval which we hope to secure by mid-year.

Please contact me directly if you have any questions. I look forward to our further dialogue on this important subject.

                                            Sincerely,

                                            /s/ Nickolas J. Neubauer

                                            Nickolas J. Neubauer


Attachment

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  *    *    *

The following letter was distributed to CBOT members on January 17, 2001 and is currently available on the CBOT's Internet site and intranet site, MemberNet.


                              January 17, 2001



Dear Member:

The Board of Directors of the Chicago Board of Trade, Inc. yesterday approved certain restructuring initiatives designed to accomplish the following objectives:

     1) Demutualize the CBOT by converting the CBOT from a nonstock, not-for-profit corporation into a stock, for-profit corporation and distributing shares of common stock of For-Profit CBOT to the current CBOT members;

     2) Modernize the CBOT's corporate governance structure by substantially eliminating the membership petition process, streamlining the Board of Directors and making certain other changes to improve the efficiency of the CBOT's corporate decision-making process while creating certain "core rights" including a member fee preference and trading pit preservation measures which cannot be altered without member approval; and

     3) Reorganize and consolidate the CBOT's electronic trading business, part of which is currently operated by Ceres, into eCbot, which would be operated as a wholly owned subsidiary of the CBOT and, in connection with this reorganization of the CBOT's electronic trading business, issue shares of a convertible preferred stock of For-Profit CBOT to the limited partners of Ceres in exchange from their limited partnership interests.

These transactions will be more hilly described in a Registration Statement to be filed with the Securities and Exchange Commission. The membership will be advised when that document has been filed and it is available on the SEC website; it is presently anticipated that the Registration Statement will be filed within about the next ten days.

Following a period of review, it is expected that the SEC will declare the Registration Statement effective and the CBOT will submit the restructuring transactions detailed therein to a member vote. Once the approval of the membership has been obtained and other conditions have been satisfied, the CBOT will convert to a for-profit corporation and shares of stock in that corporation will be distributed to CBOT members. Shortly thereafter, the Board of Directors of the CBOT, Inc. will be reduced from 18 members to 9 members as the result of a shareholder election.

January 17, 2001
Page Two



The Board's action today represents a major milestone in a process that commenced early in 1999. In mid-2000, the CBOT reincorporated in Delaware in order to enhance its corporate flexibility, including with respect to its restructuring initiative. The CBOT believes that the additional restructuring transactions outlined above will enhance our competitiveness within the financial services industry including our ability to compete in both the open outcry and electronic arenas.

                                            Sincerely,

                                            /s/Nickolas J. Neubauer

                                            Nickolas J. Neubauer



The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                               *    *    *    *